As filed with the Securities and Exchange Commission on November 17, 1995

                                        Registration No. 33-____________________
-------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form S-6
                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact Name of Trust: THE AFFORDABLE ACCESS TRUSTSM: Series One

B.   Name of depositor: FIVE SIGMA INVESTMENT PARTNERS, L.P.

C.   Complete address of depositors' principal executive offices:

                          FIVE SIGMA INVESTMENT PARTNERS, L.P.
                          Suite 320
                          One Bala Avenue
                          Bala Cynwyd, Pennsylvania 19004

D.   Name and complete address of agent for service:

                          Samuel P. Katz
                          Suite 320
                          One Bala Avenue
                          Bala Cynwyd, Pennsylvania 19004

     With a copy to:
                          Joseph V. Del Raso, Esquire
                          STRADLEY, RONON, STEVENS & YOUNG
                          2600 One Commerce Square
                          Philadelphia, Pennsylvania 19103-7098

It is proposed that this filing will become effective (check appropriate box)

     [  ]   immediately upon filing pursuant to paragraph (b)
     [  ]   on (date) pursuant to paragraph (b)
     [  ]   60 days after filing pursuant to paragraph (a)(i)
     [  ]   on (date) pursuant to paragraph (a)(i) of rule (485).
     [  ]   this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

E.   Title and amount of securities being registered:

          An indefinite number of Units of The Affordable Access TrustSM: Series One are hereby registered pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940 as amended.

F. Proposed maximum aggregate offering price to the public of the securities being registered: Indefinite

G.   Amount of filing fee: Not applicable

H.   Approximate date of proposed public offering:

          As soon as practicable after the effective date of the registration statement.

[  ] Check box if it is proposed that this filing will become effective on
     (date) at (time) pursuant to Rule 487.
===============================================================================

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                  THE AFFORDABLE ACCESS TRUST (Service Mark):
                                   Series One

                             CROSS-REFERENCE SHEET

                      Pursuant to Rule 404 of Regulation C
                        under the securities Act of 1933

                 (Form N-8B-2 Items required by Instruction as
                         to the Prospectus in Form S-6)

         Form N-8B-2                                                            Form S-6
         Item Number                                                   Heading in Prospectus
                  I.  Organization and General Information

1.   (a)  Name of Trust ...........................................    Prospectus front cover
     (b)  Title of securities issued ..............................    Prospectus front cover

2.   (a)  Name and address of each depositor ......................    Sponsor; Prospectus back cover

3.   Name and address of trustee...................................    Trustee

4.   Name and address of each principal
     underwriter...................................................    Sponsor; Public Offering of Units.

5.   State of organization of trust ...............................    The Trust

6.   Execution and termination of trust
     agreement ....................................................    Summary of Essential Information; The
                                                                       Trust; Amendment and Termination of
                                                                       the Indenture -- Termination

7.   Changes of Name...............................................    *

8.   Fiscal year...................................................    *

9.   Material Litigation...........................................    *

                    II. General Description of the Trust and
                            Securities of the Trust

10.  (a)  Registered or bearer securities..........................    *

     (b)  Cumulative or distributive
          securities...............................................    *


---------------
*   Inapplicable, answer negative or not required.



         Form N-8B-2                                                          Form S-6
         Item Number                                                   Heading in Prospectus

     (c)  Redemption. .............................................    Rights of Unit Holders -- Redemption

     (d)  Conversion, transfer, etc. ..............................    Rights of Unit Holders -- Redemption

     (e)  Periodic payment plan....................................    *

     (f)  Voting rights............................................    *

     (g)  Notice to certificate holders ...........................    The Trust; Rights of Unit Holders --
                                                                       Reports and Records; Sponsor --
                                                                       Responsibility; Sponsor -- Resignation;
                                                                       Trustee -- Resignation; Amendment and
                                                                       Termination of the Indenture

     (h)  Consents required .......................................    The Trust; Amendment and Termination of
                                                                       the Indenture

     (i)  Other provisions.........................................    Tax Status

11.  Type of securities comprising units ..........................    Prospectus front cover; the Trust

12.  Certain information regarding periodic
     payment certificates..........................................    *

13.  (a)  Load, fees, expenses, etc. ..............................    Summary of Essential Information;
                                                                       Public Offering of Units -- Public
                                                                       Offering Price; Public Offering of
                                                                       Units - Profit of Sponsor; Expenses and
                                                                       Charges

     (b)  Certain information regarding payment certificates.......    *

     (c)  Certain percentages .....................................    Summary of Essential information;
                                                                       Public Offering of Units -- Public
                                                                       Offering Price; Public Offering of
                                                                       Units -- Profit of Sponsor;

     (d)  Price differentials .....................................    *

     (e)  Certain other fees, etc. payable by holders..............    Rights of Unit Holders -- Certificates

     (f) Certain other profits receivable by depositor, principal under- writer, trustee or affiliated

---------------
*   Inapplicable, answer negative or not required.



         Form N-8B-2                                                          Form S-6
         Item Number                                                   Heading in Prospectus

          persons .................................................    Rights of Unit Holders -- Redemption --
                                                                       Purchase by the Sponsor of Units
                                                                       Tendered for Redemption

     (g)  Ratio of annual charges to income .......................    *

14.  Issuance of trust's securities ...............................    The Trust; Rights of Unit Holders --
                                                                       Certificates

15.  Receipt and handling of payment from purchasers...............    *

16.  Acquisition and disposition of
     underlying securities ........................................    The Trust -- Trust Formation; The Trust
                                                                       -- Securities Selection; Rights of Unit
                                                                       Holders -- Redemption; Sponsor --
                                                                       Responsibility

17.  Withdrawal or redemption .....................................    Rights of Units Holders -- Redemption

18.  (a)  Receipt, custody and disposition of income ..............    Rights of Unit Holders --
                                                                       Distributions; Right of Unit Holders --
                                                                       Reports and Records

     (b)  Reinvestment of distributions ...........................    *

     (c)  Reserves or special funds ...............................    Expenses and Charges; Rights of Unit
                                                                       Holders -- Distributions

     (d)  Schedule of distributions ...............................    *

19.  Records, accounts and reports ................................    Rights of Unit Holders --
                                                                       Distributions; Rights of Unit Holders
                                                                       -- Reports and Records

20.  Certain miscellaneous provisions of
     trust agreement ..............................................    Sponsor -- Limitations on Liability;

     (a)  Amendment ...............................................    Sponsor -- Resignation;

     (b)  Termination .............................................    Trustee -- Limitations on Liability;

     (c)  and (d) Removal or resignation...........................    Trustee -- Resignation;

     (e)  and (f) Removal or

---------------
*   Inapplicable, answer negative or not required.



         Form N-8B-2                                                         Form S-6
         Item Number                                                   Heading in Prospectus

          resignation .............................................    Amendment and Termination of the
                                                                       Indenture

21.  Loans to security holder......................................    *

22.  Limitation on Liability ......................................    The Trust; Sponsor -- Limitations on
                                                                       Liability; Trustee -- Limitations on
                                                                       Liability; Evaluator -- Limitations on
                                                                       Liability

23.  Bonding arrangements .........................................    Additional Information -- Item A

24.  Other material provisions of trust agreement .................    *

                        III. Organization, Personnel and
                        Affiliated Persons of Depositor

25.  Organization of depositor.....................................    Sponsor

26.  Fees received by depositor....................................    *

27.  Business of depositor.........................................    Sponsor

28.  Certain information as to officials
     and affiliated persons of depositor ..........................    Contents of Registration Statement --
                                                                       Part II

29.  Companies controlling depositor ..............................    Sponsor

30.  Persons controlling depositor.................................    *

31.  Payments by depositor for certain services
     rendered to trust ............................................    *

32.  Payments by depositor for certain
     other services rendered to trust..............................    *

33.  Remuneration of employees of
     depositor for certain services
     rendered to trust.............................................    *


---------------
*   Inapplicable, answer negative or not required.



         Form N-8B-2                                                          Form S-6
         Item Number                                                   Heading in Prospectus

34.  Remuneration of other persons for
     certain services rendered to trust............................    *

35.  Distribution of trust's securities in states..................    Public Offering of Units -- Public
                                                                       Distribution

36.  Suspension of sales of trust's securities.....................    *

37.  Revocation of authority to distribute.........................    *

38.  (a)  Method of distribution...................................    *

     (b)  Underwriting agreements .................................    Public Offering of Units

     (c)  Selling agreements.......................................    *

39.  (a)  Organization of principal underwriter....................    Sponsor; Public Offering of Units

     (b)  N.A.S.D. membership of principal underwriter.............    Sponsor; Public Offering of Units

40.  Certain fees received by principal underwriter................    *

41.  (a)  Business of principal underwriter .......................    Sponsor; Public Offering of Units

     (b)  Branch offices of principal underwriter..................    *

     (c)Salesmen of principal underwriter..........................    *

42.  Ownership of trust's securities by certain persons............    *

43.  Certain brokerage commissions received by
     principal underwriter.........................................    *

44.  (a)  Method of valuation .....................................    Summary of Essential Information;
                                                                       Public Offering of Units -- Public
                                                                       Offering Price; Public Offering of
                                                                       Units -- Public

---------------
*   Inapplicable, answer negative or not required.



         Form N-8B-2                                                          Form S-6
         Item Number                                                   Heading in Prospectus

                                                                       Distribution; Public Offering of Units --
                                                                       Secondary Market

     (b)  Schedule as to offering price............................    *

     (c)  Variation in offering price to certain persons ..........    Public Offering of Units -- Public
                                                                       Distribution; Public Offering of Units
                                                                       -- Volume Discount; Public Offering of
                                                                       Units -- Employee Discount; Exchange
                                                                       Option

45.  Suspension of redemption rights...............................    *

46.  (a) Redemption Valuation......................................    Summary of Essential Information;
                                                                       Rights of Unit Holders -- Redemption --
                                                                       Computation of Redemption Price per
                                                                       Unit

     (b)  Schedule as to redemption price..........................    *

47.  Maintenance of position in underlying
     securities ...................................................    Public Offering of Units -- Secondary
                                                                       Market; Rights of Unit Holders --
                                                                       Redemption -- Computation of Redemption
                                                                       Price per Unit ; Rights of Unit Holders
                                                                       -- Redemption -- Purchase by the
                                                                       Sponsor of Units Tendered for
                                                                       Redemption

                     IV. Information Concerning the Trustee
                                  or Custodian

48.  Organization and regulation of trustee........................    Trustee

49.  Fees and expenses of trustee .................................    Expenses and Charges

50.  Trustee's lien ...............................................    Expenses and Charges -- Other Charges

                     V. Information Concerning Insurance of
                             Holders of Securities

51.  Insurance of holders of trust's securities....................    *

                            VI. Policy of Registrant

52.  (a)  Provisions of trust agreement

---------------
*   Inapplicable, answer negative or not required.




         with respect to selection or
         elimination of underlying
         securities ...............................................    Prospectus front cover; The Trust --
                                                                       Trust Formation; The Trust --
                                                                       Securities Selection Sponsor --
                                                                       Responsibility;

     (b)  Transactions involving elimi- nation of underlying
          securities...............................................    *

     (c)  Policy regarding substitution or elimination
          of underlying securities.................................    Sponsor - Responsibility

     (d)  Fundamental policy not other- wise covered...............    *

53.  Tax status of trust ..........................................    Prospectus front cover; Tax Status

                   VII. Financial and Statistical Information

54.  Trust's securities during last ten years .....................    *

55.  Certain information regarding periodic
     payment certificates..........................................    *

56.  Certain information regarding periodic
     payment certificates..........................................    *

57.  Certain information regarding periodic
     payment certificates..........................................    *

58.  Certain information regarding periodic
     payment certificates .........................................    *

59.  Financial Statements (Instruction
     1(c) to Form S-6) ............................................    Statement of Financial Condition

                  THE AFFORDABLE ACCESS TRUST (Service Mark):
                                   Series One

                        Units of undivided interest in a
                portfolio of a single equity security consisting of the common stock of Berkshire Hathaway, Inc.

-------------------------------------------------------------------------------

The objective of The Affordable Access Trust: Series One (the "Trust") is to provide the opportunity for capital appreciation through convenient and affordable access to the common stock of Berkshire Hathaway, Inc. ("Berkshire Hathaway") without the requirement to own full shares. This Trust is intended to achieve its objective over the life of the Trust and as such is best suited for those investors capable of holding units to maturity. Units of the Trust may be suitable for purchase by Individual Retirement Accounts, Keogh Plans and other tax-deferred retirement plans; however, additional fees may be incurred. In addition, Units of the Trust may be suitable for purchase for Educational Trust Accounts and for gift trusts (up to $10,000 per annum). The Trust may not be suitable for some investors. Investors should consult their financial advisers to the extent necessary to determine the suitability of an investment in the Trust. There is no guarantee that the objective of the Trust will be achieved or that the Trust is appropriate for all investors.

Berkshire Hathaway is not affiliated with the Sponsor, has not participated in any way in the concept of or the creation of the Trust and has not provided, reviewed or approved any information relating to Berkshire Hathaway or the Trust, included in this Prospectus. The Sponsor and the Trustee utilized publicly available regulatory filings and reports for information contained in this Prospectus about Berkshire Hathaway. Neither the Sponsor nor the Trustee assumes any responsibility for the accuracy and completeness of such information.

-------------------------------------------------------------------------------

Minimum Purchase:  $1,000
Sponsor:          FIVE SIGMA INVESTMENT PARTNERS, L.P.
Underwriter:      Rodney Square Distributors Inc., a registered broker-dealer

-------------------------------------------------------------------------------

The Trust has a mandatory termination date as set forth under "Summary of Essential Information."

Each Unit of the Trust represents an undivided fractional interest in all the securities deposited in the Trust. The Trust will invest approximately 100% of its assets in the common stock of Berkshire Hathaway and at no time will own more than 5% of the outstanding shares of Berkshire Hathaway.

This Prospectus sets forth concisely the information a prospective investor should know before investing in the Trust. Investors should read this Prospectus and retain it for future reference.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Risk Factors. An investment in the Trust should be made with an understanding of the risks associated therewith, including, among other factors, the Trust will not be diversified and will consist solely of the shares of Berkshire Hathaway, the possible deterioration of either the securities which make up the Trust or the general condition of the stock market, volatile interest rates or economic recession. Since the Trust does not anticipate receiving dividend income, shares of Berkshire Hathaway may be sold to meet Trust expenses. The Trust is not actively managed and the securities in the Trust will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. See "Risk Factors" and "Risk of Investment in Units."

-------------------------------------------------------------------------------

This Prospectus does not contain all the information with respect to the investment company set forth in its registration statement and exhibits relating thereto which have been filed with the Securities and Exchange Commission, Washington, D.C. under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

          PLEASE READ AND RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE.
                      Prospectus dated ____________, 1995

================================================================================

               Principal Features of The Affordable Access Trust

================================================================================

What is the Trust?

The Affordable Access Trust is a unit investment trust formed under the Investment Company Act of 1940. A unit investment trust is an investment company that maintains a fixed portfolio of securities which generally are not traded. A unit investment trust also has a specific maturity date. A mutual fund (or open end investment company) pools money from shareholders and invests these funds in a variety of securities. It will redeem it shares at their current net asset value. Mutual funds continuously offer new shares to investors. A closed end investment company, unlike a mutual fund, issues a limited number of shares that trade on a stock exchange or in over-the-counter markets. Its value is determined by supply and demand. The Affordable Access Trust will have characteristics found in all three of these investment company types. It will be comprised of a fixed portfolio of the common stock of Berkshire Hathaway, Inc. ("Berkshire Hathaway" or the "Company"). It will have a specific maturity date. It will redeem shares at their current net asset value. It will continuously offer new shares (Units) to investors.

What is the purpose of the Trust and what are its objectives?

The Trust was formed to provide Unit holders with long term capital appreciation through ownership in the common stock of Berkshire Hathaway. The Company's common stock presently trades on the New York Stock Exchange at the approximate price per share of $25,000 and, on a daily basis, at a very low volume. The Company has never split its stock because its management seeks investors who have a long term ownership perspective. The Company does not distribute earnings through dividends, preferring to reinvest its earnings and cash flow in its diverse business holdings. Consequently, it is not anticipated that the owners of Units of the Trust will receive any current income from their investment. Instead, it is anticipated that all of the return on investment in the Trust will be derived from the appreciation, if any, in the price of Berkshire Hathaway common stock over the life of the Trust.

Why is the Trust investing solely in Berkshire Hathaway?

The Trust will invest its funds in one thing -- the common stock of Berkshire Hathaway. The sponsors of the Trust chose this company to be the focus of investment because of the outstanding record which Berkshire Hathaway has in growing its book value, increasing its earnings, managing a diverse portfolio of businesses and securities holdings and, ultimately building a business whose market value as measured by its price per share has risen at a rate which exceeds the growth in value of many other investments available in recent years. In addition, the sponsors of the Trust believe that the successful record of business management and investment of the Chairman and CEO of Berkshire Hathaway, Warren E. Buffett, represent the kind of leadership and managerial style that would appeal to many investors. Finally, the Sponsor of the Trust recognizes that the cost per share of the Company's stock makes it difficult for many investors to invest in Berkshire Hathaway. The Trust was established as an investment vehicle for indirect ownership of Berkshire Hathaway common stock at a minimum initial investment cost of $1,000.

What is Berkshire Hathaway and what are its prospects?

Berkshire Hathaway is a diverse holding company engaged in insurance, publishing, retail, manufacturing and finance businesses. In addition, Berkshire Hathaway, through its insurance subsidiaries, controls a large securities portfolio. The combination of operating businesses and the securities generates a considerable cash flow for Berkshire Hathaway which the Company's management has consistently used for investment purposes. The size of its cash flow has made the redeployment of capital an increasingly difficult challenge for Berkshire Hathaway. Investors considering the purchase of units of the Trust should give consideration to this factor since it is not possible to predict the availability to Berkshire Hathaway of future investment opportunities. As a result, the historic growth in the book value per share of Berkshire Hathaway stock might not continue to the same degree in the future. It is also impossible to predict whether or not the growth in the market price of the common stock of Berkshire Hathaway, which paralleled the growth in the Company's book value, will continue at recent and historic levels. Despite possible changes in growth in the future, the Sponsors of the Trust selected Berkshire Hathaway as the single equity security for the Trust because of the Company's diversity of holdings, its concentration on activities and businesses offering basic consumer products and other goods and services, the non-speculative nature of both its equity and fixed-income securities portfolio, the overall strength and stability of management at both the holding company and subsidiary levels, the concentration of securities holdings in a small number of well known, "name brand" companies, and the concise, sensible and successful principles of investment which guide its decisions and investments.

How will investors benefit from owning Trust Units?

A Unit of the Trust will increase or decrease in value proportionately as the price of a share of Berkshire Hathaway common stock increases or decreases in price. Unit owners may redeem their Units directly to the Trust and receive the value which is equivalent to their pro-rata interest in the Trust based on the price of Berkshire Hathaway common stock when Units are redeemed. Also, owners of Units may hold their Units until the maturity date of the Trust, at which time all of the assets of the Trust will be liquidated and the proceeds will be distributed to the then remaining Unit owners. Any owner of Units whose composite holdings reach an equivalent value equal to the price of a share of common stock of Berkshire Hathaway may, at no cost to such owner, exchange Units for a share of the Company's common stock.

When will the Trust terminate?

The Trust will terminate on the Termination Date of the Trust, approximately ten years from inception, but may terminate earlier under certain circumstances. (See "Description of the Trust--Termination of Trust Indenture," p.___.)

How much money is required to invest in the Trust?

The initial minimum investment in Trust Units is $1,000. After an account has been opened, an investor may increase his or her ownership in Units in increments of $250.

Who may invest in the Trust?

The Trust intends to achieve its capital appreciation objectives over the life of the Trust and as such, may be best suited for those investors capable of holding Units to maturity. Units in the Trust may be suitable for purchase by individuals, Individual Retirement Accounts, Keogh Plans, pension funds, other qualified retirement plans, educational trust accounts and gift trusts (up to $10,000 per annum).

What are the up-front and annual fees and expenses associated with owning Trust Units?

The Trust will charge a one-time sales load (commission) of _____% of the initial sales of all Units. This sales load will be reduced for an investor as the amount of Units purchased is increased (to be determined). The Trust will not impose or charge an annual management fee. There will be no advisory fees. There will be no redemption fees on Units redeemed. There will be no exchange fees charged for owners of Units who own Trust Units in an amount equivalent to the then current market price of Berkshire Hathaway common stock and wish to exchange Units for shares. The annual administration fees of the Trust for legal, Trustee, transfer agency, and accounting services are expected to approximate $000,000 and, assuming total Trust assets of $100,000,000, would represent an annual cost of 0.00%.

How will the sales and administrative charges of the Trust affect an investment over time?

An investor in the Trust would pay the following expenses on the investments identified over the time frames indicated:

================================================================================
                      And held
       If you        your Trust               Three
      invested      interest for   One Year   Years    Five Years     Ten Years
================================================================================

       $1,000
--------------------------------------------------------------------------------
       $2,500
--------------------------------------------------------------------------------
       $5,000
--------------------------------------------------------------------------------
      $10,000
--------------------------------------------------------------------------------

What are the tax implications of owning Units of the Trust?

In the opinion of legal counsel to the Trust, income of the Trust will be treated as income of investors in the Units. Each holder of Trust Units will be considered the owner of a pro rata portion of each asset of the Trust under certain rules of the Internal Revenue Code. Each holder of Trust Units will have a taxable event when any security held by the Trust is disposed of (whether by sale, exchange, redemption or payment at maturity) or when the investor redeems or sells his Units. The total tax cost of each Unit to an investor will be allocated among the assets held in the Trust in proportion to the relative fair market values of such assets on the date the investor purchases his Units. (See "Tax Status of the Trust," p.___).

What happens if Berkshire Hathaway splits its stock or pays a dividend?

If Berkshire Hathaway splits its stock, investors may be able to purchase shares of the Company's common stock on the open market because such shares may be more affordable. In that case, investors may also be charged a sales charge which could be higher or lower than that charged by the Trust.

The Trustee will distribute any dividends received, if any, with respect to the Portfolio Securities in the Trust in accordance with the Trust Indenture. Investors should be aware, however, that the Company has not paid dividends on its common stock since 1967.

What happens if there is a tender offer for Berkshire Hathaway common stock?

[To be completed]

What are the rights of the Trust's Unit holders?

No Unit holder will have the right to vote except with respect to amendment and termination of the Trust. (See "Administration of the Trust-Amendment" and "Administration of the Trust- Termination," p._______). Unit holders will have no right to control the operation or administration of the Trust in any manner.

What are the investment attributes of the Trust?

The primary investment attribute of the Trust is that it offers investors the opportunity to invest indirectly in shares of Berkshire Hathaway common stock at a per Unit price that currently is significantly below the per share cost of Berkshire Hathaway common stock, the only known option for investing funds, indirectly, in the Company. The benefit of this investment is that investors will have an affordable option to place funds in a vehicle owning common stock of one of America's foremost diversified companies which is managed by one of the nation's premier investors. From 1965-1995, under Mr. Buffett's executive leadership, the price of a share of common stock of Berkshire Hathaway has increased from $13 to approximately $25,000 and the book value per share has grown at a compounded rate of approximately 27%.

How can Units of the Trust be purchased or acquired?

Units can be purchased by contacting ____________, principal underwriter of the Units, at __________________.

The Trust also offers a Deposit Program which allows owners of shares of common stock of Berkshire Hathaway to exchange those shares for Units of the Trust upon payment of a deposit fee and the submission of proper documentation. (See "Public Offering of Units - Deposit Program," p.___).

How will the Public Offering Price of Units be determined?

The Public Offering Price of each Unit will be determined by the Trustee by adding the aggregate current market value of the Portfolio Securities in the Trust, dividing such sum by the number of Units outstanding and then adding a sales charge of ___% of the Public Offering Price (___% of the net amount invested). (See "Public Offering of Units - Public Offering Price," p.______).

How frequently will the Trust report to Unit owners?

The Trustee will furnish to Unit holders annually a report on the condition of the Trust. With respect to distributions, if any, the Trustee will furnish to Unit holders a statement of the amount of dividends and other receipts, if any, distributed, expressed in each case as a dollar amount per Unit.

How can Units in the Trust be sold, redeemed or exchanged?

Units may be tendered to the Trustee for redemption by delivery to the Trustee of a written request for redemption and Certificates, if any, held for the Units to be redeemed. No redemption fee will be charged. The amount realized by a Unit holder upon any redemption of Units may be less than the price paid by him for such Units. (See "Rights of Unit Holders- Redemption," p.______; and "Comparison of Public Offering Price and Redemption Price," p._____).

There can be no assurance that a secondary market for the Units will develop. If such a market does not develop, a Unit holder will be able to dispose of his Units through redemption at prices based on the current market value of the Units. (See "Public Offering of Units-Secondary Market," p.______).

Any Unit holder whose composite holdings reach the value equal to the price of a share of common stock of Berkshire Hathaway may, at no cost to such owner, redeem Units of such equivalent value and receive in lieu of cash a share of the Company's common stock.

The Trust

     The Affordable Access Trust: Series One (the "Trust"), is the first series of an investment trust. The investment trust created by the Sponsor is a unit investment trust which holds a portfolio of a single equity security, the common stock of Berkshire Hathaway, Inc. ("Berkshire Hathaway" or the "Company").

     The objective of the Trust is to provide the opportunity for capital appreciation through convenient and affordable access to the common stock of Berkshire Hathaway. There is, of course, no assurance that the Trust's objective will be achieved. The Trust will concentrate its assets in a single security. As a result, the Trust may be considered to be concentrated in a single industry. Although Berkshire Hathaway is a holding company, its most significant subsidiaries conduct property and casualty insurance business (see "The Portfolio Securities - Berkshire Hathaway" below). Investment in this industry may pose additional risks including the adverse effect of exorbitant claims with respect to catastrophic losses and liability for especially large or unusual risks. Berkshire Hathaway has not declared a dividend on its shares since 1967. Consequently, it is anticipated that the Trust will not distribute dividends to unit holders. Distributors of dividends and capital, if any, received by the Trust, net of expenses of the Trust, will be paid on the Distribution Date to Unit holders of record, as set forth in the "Summary of Essential Information." Additionally, Berkshire Hathaway stock has never been split and as a result has traded on the New York Stock Exchange at prices ranging from a low of $_________ per share to a high of $_________ per share during the past twelve months. There is no assurance that the Company's dividend payment policy or any action or policy related to a stock split will remain unchanged.

     Subsequent to the Date of Deposit the Sponsor may, from time to time, deposit additional Berkshire Hathaway shares (or contracts for the purchase thereof) in Series One.

The Portfolio Securities - Berkshire Hathaway

     The following information pertaining to Berkshire is contained in Berkshire Hathaway's 1994 Annual Report to stockholders as filed with the U.S. Securities and Exchange Commission.

     Berkshire Hathaway is organized as a holding company. As such, its business activities are conducted through a number of subsidiary companies, of which the property and casualty insurance business (the "Insurance Operations") has been characterized by the Company as the most important. The Company's Insurance Operations are conducted through certain of its subsidiaries on both a direct and reinsurance basis.

     The Company indirectly owns significant equity positions in publicly traded companies through the investment portfolios of its Insurance Operations. Included among such investment portfolios as of the end of 1994 were approximately: 50% of the outstanding stock of GEICO Corporation (now 100%); 13% of the stock of Capital Cities/ABC, Inc.; 11% of the stock of The Gillette Company; 8% of the stock of The Coca Cola Company; 15% of the stock of The Washington Post Company; 13% of the stock of Wells Fargo & Company and 20% of the voting stock (common and convertible preferred) of Salomon, Inc. (now 17.6%).

     The Company's non-insurance subsidiaries engage in a variety of business activities, including: publication of the Buffalo News, a daily and Sunday newspaper in New York; publication and distribution of encyclopedias, educational and instructional material (World Book and Childcraft); manufacture and marketing home cleaning systems (Kirby); manufacture and marketing boxed chocolates and other confectionery products (See's Candies); retailing home furnishings (Nebraska Furniture Mart); manufacture, import and distribution of footwear (H.H. Brown Shoe Company, Lowell Shoe, Inc. and Dexter Shoe Company); and manufacture and distribution of air compressors, air tools and painting systems (Campbell Hausfeld products). For more information about the Company see "Securities Selection," page _____.

Risk Factors

     Investors should be aware of the risks which an investment in Units of the Trust may entail.

     Since the Trust's assets will consist solely of Berkshire Hathaway common stock, the Trust is considered "concentrated" in common stock of Berkshire Hathaway. Consequently, the value of the Units will be dependent upon the market value of the Portfolio Securities but not necessarily in perfect correlation.

     There is no accurate basis for predicting the price or trading levels at which Units may trade, if listed on a securities exchange. While Units may trade at a discount from the market price of Berkshire Hathaway, the Sponsor believes that, in light of the redeemability of Units, the amount of any such discount would be insignificant. There has been no trading in Units of the Trust and there can be no assurance that an active trading market will develop or, if it develops, that it will be maintained.

     Common stocks such as the Portfolio Securities do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The value of common stocks is subject to market fluctuations, and therefore the total value of the Portfolio Securities in the Trust will be expected to fluctuate. An investment concentrated in one issuer (such as the Trust) greatly increases these risks.

     The Trust is not a "managed" fund. Traditional methods of investment management for a managed fund typically involve changes in the securities in the fund's portfolio on the basis of economic, financial and market considerations. Since no attempt will be made to "manage" the Trust in the traditional sense, the adverse financial condition of the Company whose stock is held in the Trust will not result in its elimination from the portfolio of the Trust. Unlike an actively managed portfolio, the Portfolio Securities will remain unchanged despite any adverse development concerning the Company, any companies represented in the Company's investment portfolio, the economy or the stock market generally. Consequently, any decrease in value of the stock comprising the Trust will have a greater impact on the value of the Units than might be expected if the Trust's investments were diversified. The Trust is not an appropriate investment for those who are unable or unwilling to assume the risk involved generally with an equity investment.

     The Sponsor will pay all expenses incident to the formation of the Trust. Thus, all organizational expenses of the Trust will be borne by the Sponsor. The Sponsor's and Trustee's annual fees per Unit are set forth under the Summary of Essential Information. Although most of the expenses of the Trust will be paid out of these fees, certain other charges may be incurred by the Trust and are not payable out of such fees: (a) all ordinary recurring expenses in excess of $.01 per year per Unit outstanding; (b) all non-recurring expenses, including counsel fees of the Trustee and/or the Sponsor incurred in connection with their activities under the Trust Agreement, including the expenses and costs of any action undertaken by the Trustee or the Sponsor to protect the Trust and the rights and interests of the Unit holders; (c) fees of the Trustee for any extraordinary services performed under the Trust Agreement; (d) indemnification of the Trustee for any loss, liability or expense accruing to it without gross negligence, bad faith or willful misconduct or reckless disregard for its obligations and duties arising out of its connection with the Trust; and (e) all taxes and governmental charges payable by the Trustee upon the Stock or with respect to the Units.

     The Trust consists of Berkshire Hathaway common stock as may continue to be held from time to time in the Trust and any additional shares received and held by the Trust pursuant to the provisions of the Trust Agreement. Neither the Sponsor, the Trustee, the Dealer Manager, nor any Soliciting Dealer shall be liable in any way for any defect in any of the Stock.

     The Trust will terminate on the Termination Date of the Trust, unless it is terminated prior to such date upon the occurrence of certain specified events.

     During the life of the Trust, the value of the Portfolio Securities and the Units may fluctuate. The Public Offering Price and Redemption Price per Unit may be more or less than the price paid by the investor and the value of the Portfolio Securities may be more or less than the price at which they were deposited in the Trust. Berkshire Hathaway shares may appreciate or depreciate in value depending on the full range of economic and market influences.

     The Indenture also authorizes the Sponsor to increase the size of the Trust and the number of Units thereof by the deposit of additional Portfolio Securities in the Trust and the issuance of a corresponding number of additional Units. Additional Units may also be created by the deposit of cash with instructions to purchase additional Portfolio Securities. This practice could cause both existing and new investors to experience a dilution of their investments because of price fluctuations in the Portfolio Securities between the time of the cash deposit and the actual purchase of the additional Portfolio Securities and because the associated brokerage fees will be an expense of the Trust.

     The Trust consists of the Portfolio Securities listed under "Schedule of Investments" (or contracts to purchase such Securities) as may continue to be held from time to time in the Trust and any additional Portfolio Securities acquired and held by the Trust pursuant to the provisions of the Indenture (including provisions with respect to deposits into the Trust of Portfolio Securities in connection with the issuance of additional Units).

     Once all of the Portfolio Securities in the Trust are acquired, the Trustee will have no power to vary the investments of the Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit Holder's investment. The Sponsor may direct the Trustee to dispose of Portfolio Securities if (a) the Trust is to terminate; or (b) the sale of Portfolio Securities is required due to Units tendered for redemption.

     To the best of the Sponsor's knowledge, there is no litigation pending as of the Initial Date of Deposit which might reasonably be expected to have a material adverse effect on the Trust. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Portfolio Securities. The Sponsor is unable to predict whether any such litigation will be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trust.

     An investment in Units of the Trust should be made with an understanding of the risks of investing in the Portfolio Securities. The Trust's objective is to provide the opportunity for capital appreciation through convenient and affordable access to the common stock of Berkshire Hathaway without the requirement to own full shares. There is no guarantee that the objective of the Trust will be achieved.

Evaluations

     Evaluations are determined by Rodney Square Management Corporation (the "Evaluator") on each Business Day. This excludes Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange ("NYSE"): New Year's Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas. Since the Portfolio Securities are listed on the NYSE, evaluations will be based on the closing sale price on that exchange. Neither the Sponsor nor the Evaluator guarantees the marketability or price of the Portfolio Securities.

Public Offering Price

     The Public Offering Price varies each Business Day with changes in the value of the Portfolio Securities and other assets and liabilities of the Trust. The Public Offering Price of the Units during the initial offering period is equal to the evaluation of the underlying current market value of the Berkshire Hathaway shares (excluding any sales charge), divided by the number of Units outstanding plus a sales charge equal to % of the Public Offering Price (___% of the net amount invested) per Unit. Any cash per Unit held by the

Trust will be added to the Public Offering Price. After the initial public offering period, the Public Offering Price of the Units is computed by adding the aggregate market value of Shares in the Trust, dividing such sum by the number of Units outstanding and then adding a sales charge of ___% of the Public Offering Price (___% of the net amount invested). Any money in the Trust other than money required to redeem tendered Units will be added to the Public Offering Price.

Secondary Market

     There can be no assurance that a secondary market for the Units will develop. If such a market does not develop, a Unit Holder will be able to dispose of his Units through redemption at prices based on the current market value of the Shares (see "Rights of Unit Holders-Redemption" herein). Market conditions may cause such prices to be greater or less than the amount paid for Units and may result in a loss to a Unit Holder upon the disposition of a Unit. With respect to redemption requests in excess of $________, the Sponsor may determine in its sole discretion to direct the Trustee to redeem Units "in kind" by distributing Portfolio Securities to the redeeming Unit Holder as directed by the Sponsor.


                    Portfolio Summary as of Date of Deposit

     Berkshire Hathaway common stock with a value of $_________ was held in the Trust on the Date of Deposit.

               AVAILABLE INFORMATION REGARDING BERKSHIRE HATHAWAY

Public Information

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports and other information with the SEC. Such reports, proxy and information statements and other information filed by the Company with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. and at the SEC's Regional Offices located at Room 1204, Everett McKinley Dirksen Building, 210 S. Dearborn Street, Chicago, Illinois; and Room 1100, Jacob K. Javits Federal Building, 26 Federal Plaza, New York, New York. Copies of such material can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                        SUMMARY OF ESSENTIAL INFORMATION

               As of the Close of Business on , 1995 the Business Day Immediately Preceding the Initial Date of Deposit of the Securities ______________________, 1995+

         Sponsor:                           FIVE SIGMA INVESTMENT PARTNERS, L.P.
         Trustee and Exchange Agent:        Wilmington Trust Company
         Evaluator:                         Rodney Square Management Corporation

General Information

Aggregate Number of Shares of Berkshire Hathaway common stock
Initially Deposited .......................................................

Initial Numbers of Units ..................................................

Fractional Undivided Interest in the Trust Per Unit ....................... $

Public Offering Price Per Unit

         Aggregate value of the Portfolio Securities++ .................... $
         Total Price Evaluation of Securities ............................. $
         Divided by ______ Units .......................................... $
         Plus sales charge of _____% of Public Offering
                  Price (______% of net amount invested)* ................. $
         Public Offering Price per Unit+++................................. $

Sponsor's Initial Repurchase Price Per Unit ...............................

Redemption Price Per Unit
         (based on aggregate value of
         the Portfolio Securities,++ $_________ less than Public
         Offering Price per Unit). ........................................

CUSIP Number      .........................................................

First Settlement Date .....................................................

Distribution Date: [the Mandatory Termination Date?]

Trustee's Annual Fee ___________:

Sponsor's Annual Fee:  A maximum of $0.0025 per Unit per year.

Evaluator's Annual Fee: ____________

[Evaluation Time: as of the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern Time).]

Mandatory Termination Date: _____________, 200__

--------------------

+ The Date of Deposit. The Date of Deposit is the date on which the Trust Indenture and Agreement was signed and the initial deposit of Portfolio Securities with the Trustee was made.

++ Calculated by multiplying aggregate number of Berkshire Hathaway common stock by the current market value of such Portfolio Securities (excluding any commissions payable for acquisition of the Berkshire Hathaway common stock).

+++ This Public Offering Price is computed as of the Date of Deposit and may vary from the Public Offering Price on the date of this Prospectus or any subsequent date.

*    Based on Trust size of 1,000,000 or fewer Units.

Report of Independent Accountants

____________  ___, 1995

To the Unit Holders, Sponsor and Trustee of
The Affordable Access Trust:  Series One

In our opinion, the accompanying Statement of Net Assets and Schedule of Investments present fairly, in all material respects, the financial position of The Affordable Access Trust: Series One as of ____________ __, 1995 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Trustee and the Sponsor; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.










Coopers & Lybrand LLP

                          THE AFFORDABLE ACCESS TRUST
                                   Series One
      As of the Opening of Business on the Initial Date of Deposit, ___________ __, 1995


                                   NET ASSETS

Investment in securities represented by purchase contracts (a)    $
                                                                  =========

Units Outstanding
                                                                  =========

                             ANALYSIS OF NET ASSETS

         Cost to investors (b)................................... $
         Less sales charge (c)...................................
                                                                  ---------
                  Net assets..................................... $
                                                                  =========

                          NOTES TO STATEMENT OF ASSETS

     (a) The aggregate value of the Portfolio Securities represented by Contracts to Purchase listed under "Schedule of Investments" included herein and their cost to the Trust are the same. A Cash Collateral Account has been established with the Trustee containing a cash balance equal to the 100% of the Berkshire Hathaway common stock on the Date of Deposit for the purchase of Portfolio Securities pursuant to contracts to purchase such Portfolio Securities.

     (b) The aggregate Public Offering Price is computed on the basis set forth under "Public Offering of Units-Public Offering Price."

     (c) The aggregate sales charge of ___% of the Public Offering Price per Unit (equivalent to ____% of the net invested) is computed on the basis set forth under "Public Offering of Units-Public Offering Price."

     (d) The Trustee has custody of and responsibility for all accounting and financial books, records, financial statements and related data of the Trust and is responsible for establishing and maintaining a system of internal controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of, financial reporting of the Trust. The Trustee is also responsible for all estimates and accruals reflected in the Trust's financial statements. Under the Securities Act of 1933, as amended (the "Act"), the Sponsor is deemed to be an issuer of the Trust's Units. As such, the Sponsor has the responsibility of an issuer under the Act with respect to financial statements of the Trust included in the Registration Statement under the Act and amendments thereto.

                            SCHEDULE OF INVESTMENTS

                    THE AFFORDABLE ACCESS TRUST: Series One
       At the Opening of Business On the Initial Date of Deposit, , 1995

                                   PORTFOLIO

       Name of Issuer and                     Percentage of        Cost of
 Title of Securities Represented                Aggregate         Securities
   by Contracts to Purchase (1)              Offering Price       to Trust (2)
 -------------------------------            ---------------      ------------




Berkshire Hathaway Common Stock:                  100%             ------


    Total Investments


     The Berkshire Hathaway common stock has been valued at its current market value as of the Evaluation Time on the Date of Deposit.

     All Portfolio Securities are represented by contracts to purchase such Portfolio Securities. The Portfolio Securities are represented by regular way contracts for the performance of which a Cash Collateral Account has been established with the Trustee. The contracts to purchase Portfolio Securities were entered into by the Sponsor on ___________________, 1995.

     The cost and profit to Sponsor on deposit, was $___________.

                          THE AFFORDABLE ACCESS TRUST
                                   Series One

                                   THE TRUST

     The Affordable Access Trust, ("Trust") was created under the laws of the State of Delaware, pursuant to a Trust Indenture and Agreement and a related Reference Trust Agreement dated the Date of Deposit (collectively, the "Indenture")1 among Five Sigma Investment Partners, L.P. (the "Sponsor"), Wilmington Trust Company, (the "Trustee"), and Rodney Square Management Corporation (the "Evaluator").

     The objective of the Trust is to provide the opportunity for capital appreciation through convenient and affordable access to common stock of Berkshire Hathaway, Inc. ("Berkshire Hathaway" or the "Company") without the requirement to own full shares. The Berkshire Hathaway shares are referred to collectively as "Portfolio Securities." There is no guarantee that the Trust's objectives will be achieved or that the Trust is appropriate for all investors.

Trust Formation

     On the Date of Deposit, the Sponsor deposited with the Trustee the Portfolio Securities or confirmations of contracts for the purchase of such Securities at prices equal to current market value of the Berkshire Hathaway common stock (see "Schedule of Portfolio Securities"). The Trust was created simultaneously with the deposit of the Portfolio Securities with the Trustee and the execution of the Indenture. The Trustee then immediately registered the beneficial interest in the Portfolio Securities as units (the "Units") on the register of Units, evidencing the entire ownership of Series One. Ownership in Units of the Trust are evidenced by book entry on the register of Units. Unit Holders may elect to have their Units held in certificated form ("Certificates") by making a written request for Certificates to the Trustee.

     Through this Prospectus, the Sponsor is offering the Units for sale to the Public. The holders of Units (the "Unit Holder" or "Unit Holders" as the context requires) will have the right to have their Units redeemed at a price based on the market value of the Berkshire Hathaway shares (the "Redemption Price"), if the Units cannot be sold in a secondary market. The Trust has a mandatory termination date set forth under "Summary of Essential Information." The Trust may be terminated prior thereto upon the occurrence of certain events (see "Amendment and Termination of the Indenture-Termination").

     Subsequent to the initial deposit of Securities on the Date of Deposit, the Sponsor may, but is not obligated to, deposit additional Portfolio Securities (including contracts together with a Cash Collateral Account for the purchase thereof (the "Cash Collateral Account") in the Trust, to receive in exchange therefor additional Units and to offer such Units to the public by means of this Prospectus. Any additional securities added to the Trust portfolio will be securities of the same type as the Portfolio Securities then held by the Trust. Each Unit of a series of the Trust will represent the same proportionate interest in that series of the Trust as each other Unit outstanding at that time. As additional Units of a series are issued by the Trust as a result of the deposit of additional Portfolio Securities by the Sponsor, the aggregate value of the Securities in that series of the Trust will be increased and the fractional undivided interest in that series of the Trust represented by each Unit will be decreased.

     On the Date of Deposit, each Unit represented the fractional undivided interest in the Portfolio Securities and net income of the Trust set forth under "Summary of Essential Information." At the termination

--------
1 Reference is hereby made to said Indenture and any statements contained herein are qualified in their entirety by the provisions of said Indenture.

of the Trust each Unit Holder will receive a proportionate share of the underlying Portfolio Securities "in kind" in whole shares to the extent of fractional shares allowed to be transferred on the transfer book of the Trust and a pro rata share of any other assets of the Trust, less expenses of the Trust. A Unit Holder selling his Units prior to the Mandatory Termination Date may suffer a loss to the extent the sale price of his Units is less than the purchase price. From time to time, certain of the Portfolio Securities may be sold under circumstances described herein and additional Portfolio Securities may be deposited into the Trust. As a result, the Trust is not expected to retain its present size and composition. If any Units are redeemed by the Trustee, the number of Portfolio Securities in the Trust will be reduced by an amount allocable to redeemed Units and the fractional undivided interest in such Trust represented by each unredeemed Unit will be increased. Units will remain outstanding until redeemed upon tender to the Trustee by any Unit Holder (which may include the Sponsor) or until the termination of the Trust pursuant to the Indenture.

     Notwithstanding the availability of the above-mentioned Cash Collateral Account, it is expected that the Sponsor will pay for Portfolio Securities as the contracts for their purchase become due. A substantial portion of such contracts have not become due by the date of this Prospectus. To the extent Units are sold prior to the settlement of such contracts, the Sponsor will receive the purchase price of such Units prior to the time at which it must pay for Securities pursuant to such contracts and will have the use of such funds during this period.

     Units will be sold to investors at the Public Offering Price next computed after receipt of the investor's order to purchase Units, if Units are available to fill orders on the day that such price is set. If Units are not available or are insufficient to fill the order (e.g., if demand for Units exceeds the Units available for sale and the Sponsor is not yet able to create additional Units) the investor's order will be rejected by the Sponsor. The number of Units available may be insufficient to meet demand because of the Sponsor's inability to or decision not to purchase and deposit Berkshire Hathaway common stock in amounts sufficient to create additional Units. The Sponsor may, if unable to accept orders on any given day, offer to execute the order as soon as sufficient Units can be created. An investor will be deemed to place a new order for that dollar value of Units each day until that order is accepted. The investor's order will then be executed, when Units are available, at the Public Offering Price next calculated after such continuing order is accepted. The investor will, of course, be able to revoke his purchase offer at any time prior to acceptance by the Sponsor. The Sponsor will execute orders to purchase in the order it determines that they are received, i.e., orders received first will be filled first except that indications of interest prior to the effectiveness of the registration of the offering of Trust Units which become orders upon effectiveness will be accepted according to the order in which the indications of interest were received.

     On the Date of Deposit, the Trust consisted of the Portfolio Securities listed under "Schedule of Investments" herein or contracts to acquire such Portfolio Securities together with a Cash Collateral Account to provide the amount necessary to complete the purchase of such Securities. Neither the Sponsor nor any affiliate of the Sponsor will be liable in any way for any defect in any of the Portfolio Securities.

Amendment or Early Termination

     The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit Holders when such an amendment is (1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit Holders (as determined in good faith by the Sponsor and the Trustee).

     The Indenture provides that the Trust shall terminate upon the maturity, redemption or other disposition of the last of the securities held in the Trust but in no event beyond the Mandatory Termination Date indicated herein under "Summary of Essential Information." The Trust may be liquidated at any time by consent of 100% of the Unit Holders of the Trust, or by the Trustee in the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by the Underwriter, including the Sponsor. In the event of termination, written notice thereof will be sent by the Trustee to all Unit Holders of the Trust.

SECURITIES SELECTION

Berkshire Hathaway:  Background and Development

     From 1806 to the mid-1960's, Berkshire Hathaway was primarily engaged in the manufacture of synthetic and cotton textiles. The Company resulted from a series of mergers of companies engaged in the textile industry. Berkshire Hathaway continued to operate its textile business until 1985.

     During the 1960's, the Buffet Partnership, Ltd. acquired a majority of the outstanding shares of the Company's common stock. Warren Edward Buffet became the Chairman of the Board of Berkshire Hathaway in 1970. During this period the Buffet Partnership was terminated, which resulted in the individual partners becoming direct shareholders of the Company, and Mr. Buffet becoming a controlling shareholder of the Company.

     In 1967, Berkshire Hathaway entered the property and casualty insurance business with its acquisition of National Indemnity Company and National Fire and Marine Insurance. Thereafter, the Company acquired significant equity holdings in a variety of businesses including the banking industry, newspapers, and a department store chain. In the 1970's the Company would continue to grow through mergers and acquisitions of current subsidiary companies. Included among such companies were See's Candy Shops and the Buffalo News. The Company continued significant investments in the insurance industry throughout the 1970's and 1980's. Today, the property and casualty insurance business is conducted on both a direct and reinsurance basis through thirteen separate subsidiaries:

          National Indemnity Company, Omaha, Nebraska
          Central States Indemnity Insurance, Omaha, Nebraska
          Columbia Insurance Company, Omaha, Nebraska
          Cypress Insurance Company, Omaha, Nebraska
          National Liability and Fire Insurance Company, Chicago, Illinois National Fire and Marine Insurance Company, Omaha, Nebraska Redwood Fire and Casualty Insurance Company, Omaha, Nebraska Continental Divide Insurance Company, Englewood, Colorado Cornhusker Casualty Company, Omaha, Nebraska
          Kansas Fire and Casualty Company, Overland Park, Kansas
          National Indemnity Company of Florida, St. Petersburg, Florida National Indemnity Company of MidAmerica, St. Paul, Minnesota Wesco-Financial Insurance Company, Omaha, Nebraska

     The Company's Insurance Operations had assets totalling $18.46 billion for the year ended December 31, 1994, which represented 86.5% of Berkshire Hathaway's total assets.

     Other industries in which the Company has acquired a significant interest since the 1980's are: retail home furnishing (Nebraska Furniture Mart and R.C. Willey Home Furnishings); vacuum cleaners, encyclopedias, air compressors and related products (Scott & Fetzer Company); retail jewelry store (Borsheim's and Helzberg's); shoe manufacturers (H.H. Brown Shoe Co., Lowell Shoe and Dexter Shoe Company).

     Over a period of approximately twenty years -- from the early 1970's to the present time -- the net worth of the Company has increased from about $22 million to a net worth of approximately $14.7 billion. During the same period, the Company's per share book value grew from $19 to $12,318.

--------------------------------------------------------------------------------

        Berkshire Hathaway's Corporate Performance Versus the S & P 500

--------------------------------------------------------------------------------
                            Annual Percentage Change
================================================================================
                      In Per-Share Book
                      Value of Berkshire   In S & P 500 with
                      Hathaway             Dividends Included   Relative Results
             Year          (1)             (2)                  (1)-(2)
             1965           23.8            10.0                 13.8
             1966           20.3            (11.7)               32.0
             1967           11.0            30.9                (19.9)
             1968           19.0            11.0                  8.0
             1969           16.2            (8.4)                24.6
             1970           12.0             3.9                  8.1
             1971           16.4            14.6                  1.8
             1972           21.7            18.9                  2.8
             1973            4.7            (14.8)               19.5
             1974            5.5            (26.4)               31.9
             1975           21.9            37.2                (15.3)
             1976           59.3            23.6                 35.7
             1977           31.9            (7.4)                39.3
             1978           24.0             6.4                 17.6
             1979           35.7            18.2                 17.5
             1980           19.3            32.3                (13.0)
             1981           31.4            (5.0)                36.4
             1982           40.0            21.4                 18.6
             1983           32.3            22.4                  9.9
             1984           13.6             6.1                  7.5
             1985           48.2            31.6                 16.6
             1986           26.1            18.6                  7.5
             1987           19.5             5.1                 14.4
             1988           20.1            16.6                  3.5
             1989           44.4            31.7                 12.7
             1990            7.4            (3.1)                10.5
             1991           39.6            30.5                  9.1
             1992           20.3             7.6                 12.7
             1993           14.3            10.1                  4.2
             1994           13.9             1.3                 12.6
================================================================================
Source:  Berkshire Hathaway 1994 Annual Report
Notes: Data are for calendar years with these exceptions: 1995 and 1996, year ended 9/30; 1967, 15 months ended 12/31.



     Represented in the investment portfolios of the Company's Insurance Operations are significant equity positions in otherwise unaffiliated publicly traded companies. Particularly noteworthy interests as of December 31, 1994 were approximately: 13% of the capital stock of Capital Cities/ABC, Inc.; 11% of the capital stock of The

Gillette Company; 8% of the capital stock of The Coca Cola Company; 15% of the capital stock of The Washington Post Company; 13% of the common stock of Wells Fargo & Company; and common and convertible preferred stock of Salomon, Inc. constituting approximately 20% of its total voting securities. In addition, the Company recently announced its plans to acquire all of the outstanding capital stock of GEICO Corporation, of which it owned approximately 50% of the outstanding stock prior to the announcement.

     Since the publication of the Company's 1994 Annual Report, several developments have occurred which have affected the Company's equity positions, including the agreement by Capital Cities/ABC to be acquired by the Walt Disney Company and the acquisition of additional common stock of American Express Company, increasing the Company's holdings to approximately 10.9% of the stock of American Express. The Company has also elected to reduce its voting stock in Salomon, Inc. from 20% to 17.6% of the voting stock by tendering a portion of its preferred shares.

     Berkshire Hathaway also is presently comprised of a wide range of operating units engaged in manufacturing, retailing and publishing including the following:

               Operation                  Product/Service/Activity
==========================================================================================================
                                 Adalet   Conduit fittings, explosion proof junction boxes, couplings and terminations
                       Blue Chip Stamps   Marketing motivational services
                             Borsheim's   Retailing fine jewelry
                           Buffalo News   Daily and Sunday newspaper
                    Campbell  Hausfield   Air compressors, air tools, painting
                                          systems and pressure washers
                               Carefree   Sun and shade control products and accessories for RV's
                Cleveland Wood Products   Vacuum cleaner brushes
                  Dexter Shoe Companies   Dress, casual and athletic shoes
                       Douglas Products   Hand held electric and cordless vacuum cleaners
                   Fechheimer Bros. Co.   Uniforms and accessories
                                 France   Appliance controls, ignitions and sign transformers
                    H.H. Brown Shoe Co.   Work shoes, boots and casual footwear
                                  Halex   Zinc die cast electrical fittings
               Helzberg's Diamond Shops   Retailer of jewelry
                           K&W Products   Automotive compounds
                                  Kirby   Home cleaning systems
                        Lowell Shoe Co.   Women's' and nurses' shoes
                                 Meriam   Pressure and flow measurement devices
                Nebraska Furniture Mart   Retailing home furnishings
                              Northland   Fractional horsepower motors
                             Powerwinch   Boat winches, windlasses and hoists
               Precision Steel Products   Steel service center
                                Quiikut   Cutlery
                              ScottCare   Cardiopulmonary rehabilitation and monitoring equipment
                              Scot Labs   Cleaning and maintenance chemicals
                          See's Candies   Boxed chocolates and other confectionery products
                                  Stahl   Custom steel service bodies and tool
                                          boxes for trucks
                                  Wayne   Furnace burners; sump, utility and sewage pumps
                    Western Enterprises   Compressed gas fittings an regulators
                       Western Plastics   Molded plastic components
                Willey Home Furnishings   Retailer of home furnishings
                             World Book   Encyclopedias and other reference materials
----------------------------------------------------------------------------------------------------------

     Finally, Berkshire Hathaway owns several finance businesses including Scott Fetzer Financial Group, Inc., Berkshire Hathaway Credit Corporation and Berkshire Hathaway Life Insurance Co. of Nebraska. Until October 1993, Mutual Savings and Loan Association was also included in this group of businesses. In October 1993, a federal savings bank assumed Mutual's savings account liabilities, offset substantially by real estate loans, cash and certain other assets of Mutual. The assets of this group of companies totaled $735.8 million representing 3.4% of the Company's total assets as of December 31, 1994. In 1994, this group of companies generated revenues of $109.2 million, operating profits of $22.1 million and net (after tax) earnings to Berkshire Hathaway of $14.6 million.

     As previously mentioned, Berkshire Hathaway utilizes the cash flow generated from its insurance businesses and other activities of its subsidiaries and other interests to acquire new businesses, which it does from time to time, and to invest in the publicly traded securities of other companies. These securities holdings enhance the value which Berkshire Hathaway generates for its stockholders. Among the securities held on December 31, 1994 as well as the number of shares, the Company's approximate ownership percentage at year end, the Company's share of undistributed operating earnings and the cost and market value of each security were as follows:

----------------------------------------------------------------------------------------------------------------------
                                                                         Berkshire
                                                                         Share of
                                     Number                            Undistributed       Cost of
                                      of                Berk.            Operating         Holdings          Market
   Major Investees                   Shares            Yearend            Earnings           (in           Value (in
                                     (000)           Owner-ship        (in millions)       millions)        millions)
----------------------------------------------------------------------------------------------------------------------
American Express                     22,759               5.5%             $25 (2)          $723.9            $818.9
Company
Capital Cities/ABC, Inc.             20,000              13.0%              85                 345             1,705
The Coca-Cola                       100,000               7.8%             116 (2)           1,299             5,150
Company
Federal Home Loan                    12,761               6.3%(1)           47 (2)           270.5             644.4
Mortgage Corporation
Gannett Co., Inc.                     6,854               4.9%               4 (2)           335.2             365.0
GEICO Corp.                          34,250               50.2              63 (3)            45.7           1,678.2
The Gillette Company                 24,000              10.8%                  51           600.0           1,797.0
PNC Bank Corporation                 19,453               8.3%              10 (2)           503.0             410.9
The Washington Post                   1,728              15.2%              18                 9.7             418.9
Company
Wells Fargo &                         6,791              13.3%                  73           423.7             984.7
Company
----------------------------------------------------------------------------------------------------------------------

     The Company held a substantial position in Salomon, Inc., represented in both common and preferred stock. Berkshire Hathaway's holdings in Salomon, Inc. had a market value of $1.82 billion as of December 31, 1994 and entitled the Company to 20% of the voting rights. On October 19, 1995, the Company tendered 140,000 shares of Salomon, Inc. preferred stock and elected not to exercise its option to convert such shares into common stock, thereby reducing its voting shares to 17.6% of the total voting shares.

     Neither the Sponsor, Trustee nor Distributor participated in the preparation of the information contained in the Company's 1994 Annual Report and other publicly available information or independently verified any information contained therein.

     During the last two decades, Berkshire Hathaway and its officers have been a popular subject in the financial press and media in general, and also the subject of numerous books. From these varied sources, and the Company's shareholder and other public reports, certain key business principles emerge. They are summarized below.

     The management of the Company characterizes its relationship with its shareholders as that of a partnership, with the shareholders as the ultimate owners of Berkshire Hathaway's assets. Management's philosophy emphasizes obtaining maximum average annual rate of gain in intrinsic value on a per-share basis, through ownership of diverse businesses that generate cash and earn above-average returns on capital and ownership by its insurance subsidiaries of common stocks of similar businesses. Berkshire Hathaway seeks a diverse portfolio by direct acquisitions of common stock in the stock market.

     As to debt, the Company's strategy is to structure debt on a long-term fixed-rate basis, on those occasions when it utilizes debt. As to the issuance of its common stock, the Management of the Company views it as suitable when the Company will receive an equivalent amount in terms of business value as is present in the value of the common stock that it issues.

     Key among the Berkshire Hathaway philosophy is the notion that whether earnings should be retained is assessed by whether retention, over time, delivers shareholders at least $1.00 of market value for each $1.00 retained. This measure is applied on a five year rolling basis.

     As a result of the emphasis on overall results of Berkshire Hathaway, the management tends to retain businesses that generate less cash than more profitable Company business lines, where there is confidence in the management.

     The management of the Company believes in complete disclosure of pertinent facts about its business to shareholders, limited only with respect to the acquisition of marketable securities. In that case, to protect its investment ideas, the Company discloses information to the extent required by law.

Risk of Investment in Units

     A UNIT HOLDER PURCHASING A UNIT ON THE DATE OF THIS PROSPECTUS OR THEREAFTER MAY RECEIVE TOTAL DISTRIBUTIONS, INCLUDING DISTRIBUTIONS MADE UPON TERMINATION OF THE TRUST, THAT ARE LESS THAN THE AMOUNT PAID FOR A UNIT.

     Early Termination. The Trust may be terminated at any time by consent of 100% of the Unit Holders of the Trust, or by the Trustee in the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by the Underwriter, including the Sponsor. In the event of the early termination of the Trust, the Trustee will liquidate the remaining Berkshire Hathaway shares as the Trustee deems necessary to provide for Trust fees and expenses and will distribute to each Unit Holder (upon surrender and cancellation of such Unit Holder's certificate(s) for Units), such Unit Holder's pro rata share of (i) remaining Portfolio Securities, in kind, to the extent of the fractional portion of Portfolio Securities, allowed to be transferred on the transfer book of the Trust, and (ii) interest in the balances of other assets of the Trust specified in the Indenture (see "Amendment and Termination of the Indenture-Termination").

     The Portfolio Securities are the common stock of a single issuer, Berkshire Hathaway, which in the Sponsor's opinion on the Date of Deposit, have capital appreciation potential. The value of the Portfolio Securities may be expected to fluctuate over the life of the Trust to a value higher or lower than that prevailing on the Date of Deposit. The Portfolio Securities were not selected on the basis of the potential for dividend income and currently, the Portfolio Securities are not expected to generate any dividend income. There will be no distributions with respect to the appreciation, if any, in value of the Portfolio Securities. The Trust is "concentrated" in shares of Berkshire Hathaway common stock and investors should be aware that the potential for capital appreciation is solely related to the current market value of the Portfolio Securities. Although the Trust provides a means for individuals to indirectly invest in Berkshire Hathaway common stock, Unit Holders will not receive quarterly and annual financial reports or other material distributed by Berkshire Hathaway to its shareholders. The Trustee and the Sponsor do not have authority to manage the Trust's assets fully in an attempt to take advantage of various market conditions to improve the Trust's net asset value. The Trust may incur administrative expenses that an investor would not bear if the investor acquired Berkshire Hathaway common stock directly. Neither the Sponsor or the Trustee can predict whether general market conditions, events affecting the industries comprising the Company's subsidiaries, Company policies or the retention or loss of key management employees will positively or adversely affect the value of the Portfolio Securities during the life of the Trust.

     The Sponsor of the Trust will apply its best professional judgment in connection with the decisions made by it for the Trust, but there can be no assurance that these decisions will be profitable or will avoid loss to the Trust. The Sponsor will have no managerial power to take advantage of market variations to improve a Unit Holder's investment other than by disposition of Portfolio Securities under the limited circumstances described herein. Under normal circumstances the Trustee will have no power to vary the investments of the Trust.

     To the best of the Sponsor's knowledge there was no litigation pending as of the Date of Deposit in respect of any Portfolio Security which might reasonably be expected to have a material adverse effect on the Trust. At any time after the Date of Deposit, litigation may be instituted on a variety of grounds with respect to a Portfolio Security. The Sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trust. See "Risk Factors."

The Units

     On the Date of Deposit, each Unit represented a fractional undivided interest in the Portfolio Securities and the net income of the Trust set forth under "Summary of Essential Information." Thereafter, if any Units are redeemed by the Trustee, the amount of Portfolio Securities in the Trust will be reduced by amounts allocable to redeemed Units, and the fractional undivided interest represented by each Unit in the balance will be increased, although the actual interest in the Trust represented by each Unit will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by any Unit Holder (which may include the Sponsor) or until the termination of the Trust (see "Rights of Unit Holders - Redemption" and "Amendment and Termination of the Indenture - Termination".

                            TAX STATUS OF THE TRUST

         In the opinion of Stradley, Ronon, Stevens & Young, under existing law:

               The Trust is not an association taxable as a corporation for United States federal income tax purposes and income of the Trust will be treated as income of the Unit Holders in the manner set forth below. Each Unit Holder will be considered the owner of a pro rata portion of each asset of the Trust under the grantor trust rules of Sections 671-678 of the Internal Revenue Code of 1986, as amended (the "Code").

               An individual Unit Holder who itemizes deductions will be entitled to an itemized deduction for such Unit Holder's pro rata share of fees and expenses paid by the Trust as though such fees and expenses were paid directly by the Unit Holder, but only to the extent that this amount together with the Unit Holder's other miscellaneous deductions exceeds 2% of such Unit Holder's adjusted gross income. A corporate Unit Holder will not be subject to this 2% floor.

               Each Unit Holder will have a taxable event when a Security is disposed of (whether by sale, exchange, redemption, or payment at maturity) or when the Unit Holder redeems or sells such Unit Holder's Units. The total tax cost of each Unit to a Unit Holder must be allocated among the assets held in the Trust in proportion to the relative fair market values thereof on the date the Unit Holder purchases such Unit Holder's Units.

     The amount of gain recognized by a Unit Holder on a disposition of the Portfolio Securities held by the Trust will be equal to the difference between such Unit Holder's pro rata portion of the gross proceeds realized by the Trust on the disposition and the Unit Holder's tax basis in such Unit Holder's pro rata portion of the Portfolio Securities disposed of, determined as described in the preceding paragraphs. Any such gain recognized on a sale or exchange and any such loss will be capital gain or loss. Any capital gain or loss arising from the disposition of a Unit Holder's pro rata interest in a Portfolio Security will be long-term capital gain or loss if the Unit Holder has held such Unit Holder's Units and the Trust has held the Security for more than one year. A capital loss due to sale or redemption of a Unit Holder's interest with respect to the Portfolio Securities held in the Trust will be treated as a long-term capital loss to the extent of any long-term capital gains derived by the Unit Holder from such interest if the Unit Holder has held such interest for six months or less. The holding period for this purpose will be determined by applying the rules of Sections 246(c)(3) and (4) of the Code. Under the Code, net capital gain (i.e., the excess of net long-term capital gain over net short-term capital loss) of individuals, estates and trusts is subject to a maximum nominal tax rate of 28%. Such net capital gain may, however, result in a disallowance of itemized deductions and/or affect a personal exemption phase-out.

     If the Unit Holder sells or redeems a Unit for cash the Unit Holder is deemed thereby to have disposed of such Unit Holder's entire pro rata interest in all Trust assets represented by the Unit and will have taxable gain or loss measured by the difference between such Unit Holder's per Unit tax basis for such assets, as described above, and the amount realized.


     Each Unit Holder (other than a foreign Unit Holder who has properly provided the certifications described in the preceding paragraph) will be requested to provide the Unit Holder's taxpayer identification number to the Trustee and to certify that the Unit Holder has not been notified that payments to the Unit Holder are subject to back up withholding. If the taxpayer identification number and an appropriate certification are not provided when requested, a 31% back up withholding will apply.

     The Portfolio Securities may be subject to withholding and other taxes imposed by foreign jurisdictions. In some instances, these taxes are limited by treaty between the United States and the relevant foreign jurisdiction. Treaty benefits may be available to the Trust to the same extent as they would be to individual U.S. shareholders. However, in some situations the Trust will be eligible for such benefits only if it is established that a minimum specified percentage of the capital of the Trust is owned directly or indirectly by individual residents or citizens of the United States.

     Each Unit Holder who is a citizen or resident of the United States will be entitled either to (i) deduct the amount of such foreign taxes, or (ii) subject to applicable limitations, credit the amount of such taxes against the Unit Holder's United States federal income tax liability. A Unit Holder who is a non-resident alien individual or which is a foreign corporation will be entitled to a deduction or credit of the foreign tax only if the income received from the Berkshire Hathaway shares is effectively connected with the conduct of a trade or business within the United States. Because availability of the foreign tax credit and application of the foreign tax credit limitation depend on the particular circumstances of Trust Unit, each Unit Holder should consult such Unit Holder's own tax adviser in this regard.

     The Code places a floor of 2% of adjusted gross income on miscellaneous itemized deductions, including investment expenses, of individuals (and estates and trusts other than grantor trusts, to the extent provided in regulations). The 2% floor rule will apply to investment expenses of the Trust and affected Unit Holders should aggregate such expenses with their other miscellaneous deductions in applying the 2% rule.

     In addition, under the Code, the allowable amount of certain itemized deductions claimed by individual taxpayers, including investment expenses, is subject to an overall limitation applicable to individual taxpayers with adjusted gross income in excess of a $111,800 threshold amount ($55,900 for a married taxpayer filing separately). The $111,800 (or $55,900) threshold amount will be indexed for inflation after 1994. The overall limitation reduces the otherwise allowable amount of the affected itemized deductions by the lesser of
(i) 3% of the adjusted gross income in excess of the threshold amount or (ii) 80% of the amount of the otherwise allowable affected itemized deductions. The other limitations contained in the Code on the deduction of itemized expenses, including the 2% floor described above, are applied prior to this overall limitation.

     Interest paid by a Unit Holder other than a corporation on indebtedness properly allocable to Units will be deductible as investment interest to the extent permitted by Section 163(d) of the Code.

     As of the end of each calendar year, the Trustee will furnish to each Unit Holder an annual statement containing information relating to the dividends (including capital gain dividends) received or deemed received, discount accrued on the Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or payment at maturity of any Security or the sale by the Trust of any Security), and the fees and expenses paid by the Trust.

     The foregoing discussion relates only to United States federal income taxes. Unit Holders may be subject to state, local or foreign taxation.

     In the opinion of Richards, Layton & Finger, special counsel to the Trust with respect to Delaware tax matters, under the existing income tax laws of the State of Delaware, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unit Holders thereof.

     Investors should consult their tax counsel for advice with respect to their own particular tax situations.

                                RETIREMENT PLANS

     Units in the Trust may be suitable for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Investors considering participation in any such plan should review the laws specifically related thereto and should consult their attorneys or tax advisers with respect to the establishment, fees and maintenance of any such plan.

                            PUBLIC OFFERING OF UNITS

     The principal underwriter of the Units is Rodney Square Distributors, Inc. ("Underwriter"), a Delaware corporation, which is a wholly-owned subsidiary of Wilmington Trust Company. The Underwriter is a member of the National Association of Securities Dealers, Inc. and a broker-dealer registered with the Securities and Exchange Commission. The principal office address of Underwriter is 1105 North Market Street, Wilmington, DE 19890-0001. The principal business of the Underwriter is the distribution of investment company securities and other investment products.

     Stafford Securities, L.P. ("Stafford"), which is an affiliate of the Sponsor, has entered into a selling dealer contract with the Underwriter for the sale of the Units. Pursuant to such contract, Stafford is entitled to a dealer concession of % of the Public Offering Price of Units.

Public Offering Price

     The Public Offering Price of the Units during the initial offering period is computed by adding the aggregate market value of the Portfolio Securities in the Trust, dividing such sum by the number of Units outstanding and then adding a sales charge of __% of the Public Offering Price (__%) of the net amount invested). Money in the Income and Principal Accounts other than money required to redeem previously tendered Units will be added to the Public Offering Price.

     After the initial public offering period, the Public Offering Price of the Units is computed by adding the aggregate market value of the Portfolio Securities in the Trust, dividing such sum by the number of Units outstanding and then adding a sales charge of __% of the Public Offering Price (__% of the net amount invested).

     The Public Offering Price of a Unit on the date of this Prospectus or on any subsequent date will vary from the Public Offering Price as of the Date of Deposit set forth in the "Summary of Essential Information" in accordance with fluctuations in the value of the Berkshire Hathaway common stock in the Trust.

     The Public Offering Price shall be determined by the Trustee in the following manner: the aggregate value of the Units shall be determined during the initial offering period on the basis of the current market value of the Portfolio Securities.

Public Distribution

     During the initial public offering period (i) for Units issued on the Date of Deposit and (ii) for additional Units issued after such date in respect of additional deposits of Securities, Units will be distributed to the public by the Underwriter and through dealers at the Public Offering Price, calculated on each business day. The initial offering period is 90 days unless all Units are sold prior thereto, whereupon the initial public offering period will terminate. The initial public offering period may be extended by the Underwriter so long as additional deposits are being made or Units remain unsold. Upon termination of the initial offering period, in each case, unsold Units or Units acquired by the Sponsor in the secondary market referred to below may be offered to the public by this Prospectus at the then current Public Offering Price calculated daily.

     The Sponsor intends to qualify Units in states selected by the Underwriter for sale by the Underwriter and through dealers who are members of the National Association of Securities Dealers, Inc. Sales to dealers will be made at prices which include a concession of ___% per Unit, but subject to change from time to time at the discretion of the Underwriter. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. Further, the Sponsor reserves the right to suspend the sale of Units from time to time without prior notice.

Deposit Program

     Investors may also obtain Units by tendering shares of Berkshire Hathaway to the Trust for deposit and by the payment of a deposit fee equal to $_____ per share of Berkshire Hathaway. A portion of the Deposit Fee equal to ___% of such fee will be paid to the investor's broker-dealer. The Sponsor, in its sole discretion, may decline to accept tenders of shares and may amend or terminate the Deposit Program at any time or may change the Deposit Fee. The Public Offering Price per Unit for Units issued under the Deposit Program will be the net asset value of the Units at the evaluation time plus the Deposit Fee. The shares of Berkshire Hathaway will be valued at the same time and in the same manner as the Unit evaluation. Investors interested in participating in the Deposit Program should contact the Underwriter at ______________ for instructions and documentation for participation in the Deposit Program.

     All questions as to the number of shares of Berkshire Hathaway to be accepted, and the validity, form, eligibility (including time of receipt) and acceptance for deposit of any tendered shares will be determined by the Sponsor, whose determination shall be final and binding. The Sponsor reserves the absolute right to reject any or all tenders of shares determined not to be in proper form or the acceptance for deposit of which would, in the opinion of the Sponsor's counsel, be unlawful. The Sponsor also reserves the absolute right to waive any defect in tender with regard to any shares or shareholder of Berkshire Hathaway. The Sponsor and the Underwriter are under no duty to give notification of any defects or irregularities in tenders nor shall any of them incur any liability for failure to give any such notification.

     Investors participating in the Deposit Program should be aware that as Unit holders of the Trust they will not have the same rights as those of a direct shareholder of Berkshire Hathaway. For example, Unit holders will not be able to vote the Portfolio Securities held by the Trust and will not receive reports, including quarterly and annual reports, that are normally provided to shareholders of Berkshire Hathaway. Since Berkshire Hathaway does not pay dividends, Portfolio Securities will be sold to meet Trust expenses, which will reduce the fractional interests represented by a Unit in the Portfolio Securities. Upon termination of the Trust and liquidation of the Portfolio Securities, Unit holders will receive cash, unless they are eligible for and elect an in-kind distribution, which will result in taxable gain or loss. See "Tax Status of the Trust."

Secondary Market

     There can be no assurance that a secondary market will develop for the Units. Units Holders may liquidate Units by presenting them to the Trustee for redemption.

Profit of Sponsor and Underwriter

     The Sponsor may have realized a profit (or sustained a loss) on the deposit of the Berkshire Hathaway shares. (For a description of such profit (or loss) and the amount of such difference, see "Schedule of Investments"). During the initial offering period, to the extent additional Units continue to be issued and offered for sale to the public, the Sponsor may realize additional profit (or sustain a loss) due to daily fluctuations in the offering prices of the current market value of the shares in the Trust. Cash, if any, received by the Sponsor from the Unit Holders prior to the settlement date for purchase of Units or prior to the payment for Portfolio Securities upon their delivery may be used in the Sponsor's business to the extent permitted by applicable regulations and may benefit the Sponsor.

     The Underwriter receives a sales charge on Units of the Trust which it distributes to Unit Holders as indicated herein in the chart below. On the sale of Units to dealers, the Underwriter will retain the difference between the dealer concession and the sales charge (see "Public Distribution").


                               Total Sales Charge

                                   As a % of    As a % of     Dealer Concession
                                   Offering     net amount    as a percentage of
Amount of Your Investment            Price       Invested       Offering Price

 ..........................
 ..........................
 ..........................
 ..........................
 ..........................


                              EXPENSES AND CHARGES

Initial Expenses

     All expenses and charges incurred prior to or in the establishment of the Trust were incurred by the Sponsor and its affiliates.

Fees

     The Trustee will receive for its services under the Indenture an annual fee in the amount set forth in the "Summary of Essential Information."

     The Sponsor will receive a fee as set forth in the "Summary of Essential Information."

     For each evaluation of the Securities in the Trust, the Evaluator shall receive a fee as set forth in the "Summary of Essential Information."

     The Trustee's fees and the Sponsor's fees are payable quarterly. Any of such fees may be increased without approval of the Unit Holders in proportion to increases under the classification "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor. The Trustee also receives benefits to the extent that it holds funds on deposit in various non-interest bearing accounts created under the Agreement.

Other Charges

     The following additional charges are or may be incurred by the Trust as more fully described in the Indenture: (a) fees of the Trustee for extraordinary services, (b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of the Unit Holders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Trust without gross negligence, bad faith, willful misfeasance or willful misconduct on its part or reckless disregard of its obligations and duties, (f) indemnification of the Sponsor for any losses, liabilities and expenses incurred in acting as Sponsor or Depositor, under the Indenture without gross negligence, bad faith, willful misfeasance or willful misconduct or reckless disregard of its obligations and duties, (g) expenditures incurred in contacting Unit Holders upon termination of the Trust and (h) to the extent then lawful, expenses (including legal, auditing and printing expenses) of maintaining registration or qualification of the Units and/or the Trust under Federal or State securities laws subsequent to initial registration so long as the Underwriter is maintaining a market for the Units. The accounts of the Trust will be audited not less frequently than annually by independent public accountants selected by the Sponsor. The cost of such audit will be an expense of the Trust.

     The fees and expenses set forth herein are payable out of the Trust's assets with respect to matters affecting the Trust. Since the Portfolio Securities consist almost solely of common stock and there will be no income stream produced by dividends, the Sponsor cannot provide any assurance that available uninvested cash will be sufficient to meet any or all expenses of the Trust. If available uninvested cash is insufficient to cover expenses, it is likely that Portfolio Securities will have to be sold to meet Trust expenses. These sales may result in capital gains or losses to Unit Holders. To the extent Shares are sold, the size of the Trust will be reduced. Such sales might be required at a time when Portfolio Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. Moreover, due to the minimum amount in which Shares may be required to be sold, the proceeds of such sales will likely exceed the amount necessary for the payment of such fees and expenses.


                             RIGHTS OF UNIT HOLDERS

Certificates

     The Trust will not issue certificates except upon the request of Unit Holders. Ownership of Units is normally evidenced by book entries. Registered certificates will be executed by the Trustee and the Sponsor. Certificates are transferable or interchangeable upon presentation at the corporate trust office of the Trustee, properly endorsed or accompanied by an instrument of transfer satisfactory to the Trustee and executed by the Unit Holder or such Unit Holder's authorized attorney, together with the payment of $2.00, if required by the Trustee (not currently required), or such other amount as may be determined by the Trustee and approved by the Sponsor, and any other tax or governmental charge imposed upon the transfer of Certificates. The Trustee will replace any mutilated, lost, stolen or destroyed Certificate upon proper identification, satisfactory indemnity and payment of charges incurred. Any mutilated Certificate must be presented to the Trustee before any substitute Certificate will be issued.

Certain Limitations

     The death or incapacity of any Unit Holder will not operate to terminate the Trust nor entitle the legal representatives or heirs of such Unit Holder to claim an accounting or to take any other action or proceeding in any court for a partition or winding up of the Trust.

     No Unit Holder shall have the right to vote except with respect to amendment and termination of the Trust as prescribed in the Indenture (see "Administration of the Trust - Amendment" and "Administration of the Trust - Termination"). Unit Holders shall have no right to control the operation or administration of the Trust in any manner.

Distributions

     Berkshire Hathaway does not currently pay a dividend and is not expected to declare one in the near future. As a result, it is not anticipated that the Trust will receive dividends or other income to distribute to shareholders.

     The Trustee is authorized by the Indenture to withdraw from the Trust such amounts as it deems necessary to establish a reserve for any taxes or other governmental charges that may be payable out of the Trust, which amounts will be credited to a separate Reserve Account. If the Trustee determines that the amount in the Reserve

Account is greater than the amount necessary for payment of any taxes or other governmental charges, it will promptly recredit the excess to the Account from which it was withdrawn. In addition, the Trustee may withdraw from the Income Account, to the extent available, that portion of the Redemption Price which represents income.

     The balance paid on any redemption, including income, if any, shall be withdrawn from the Trust to the extent that funds are available. If such available balance is insufficient, the Trustee is empowered to sell Securities in order to provide moneys for redemption of Units tendered (see "Rights of Unit Holders - Redemption").

Reports and Records

     With distributions, if any, the Trustee will furnish to the Unit Holders a statement of the amount of dividends and other receipts, if any, distributed, expressed in each case as a dollar amount per Unit.

     Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who was a Unit Holder of record at any time during the calendar year a statement setting forth: (1) as to the Income Account: dividends, if any, and other cash amounts received, deductions for payment of applicable taxes and for fees and expenses of the Trust, redemptions of Units, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year;
(2) as to the Principal Account: the dates of disposition and identity of any Portfolio Securities and the net proceeds received therefrom, deductions for payments of applicable taxes and for fees and expenses of the Trust and redemptions of Units, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year: (3) a list of the Portfolio Securities held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed, if any, during such calendar year from the Income Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding on the last business day of such calendar year.

     The Trustee shall keep available for inspection by Unit Holders at all reasonable times during usual business hours books of record and account of its transactions as Trustee, including records of the names and addresses of Unit Holders, an inventory of Berkshire Hathaway common stock in the portfolio and a copy of the Indenture.

Redemption

         Tender of Units

     Units may be tendered to the Trustee for redemption at its unit investment trust office at _______________ upon delivery of a request for redemption and the Certificates, if any, for the Units requested to be redeemed and payment of any relevant tax. At the present time there are no specific taxes related to the redemption of the Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be canceled.

     Certificates for Units to be redeemed must be properly endorsed or accompanied by a written instrument of transfer. Unit Holders must sign exactly as their name appears on the face of the Certificate with the signature guaranteed by an officer of a national bank or trust company or by a member firm of either the New York, Midwest or Pacific Stock Exchanges or other financial institution acceptable to the Trustee, if any. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

     In the case of uncertificated Units, a request for redemption must be delivered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as explained above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed Certificates), and payment of applicable governmental charges, if any.

     Within seven calendar days following such tender, or if the seventh calendar day is not a business day, on the first business day prior thereto, the Unit Holder will be entitled to receive in cash an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth in the "Summary of Essential Information" on the date of tender (see "Redemption-Computation of Redemption Price per Unit"). Generally, the "date of tender" is deemed to be the date on which Units are received by the Trustee. With respect to Units received after the Evaluation Time, however, the date of tender is the next day on which such Exchange is open for trading. Such Units will be deemed to have been tendered to the Trustee on such day, for redemption at the Redemption Price computed on that day.

     There is no sales charge incurred when a Unit Holder tenders such Unit Holder's Units to the Trustee for redemption. All amounts paid on redemption representing income will be withdrawn from the Income Account to the extent moneys are available; all other amounts will be paid from the Principal Account. The Trustee is required by the Indenture to sell Portfolio Securities in order to provide moneys for redemption of Units tendered. To the extent Securities are sold, the size of the Trust will be reduced. Further, due to the market price per share of Berkshire Hathaway common stock the Trust may be required to liquidate positions larger than the proceeds needed to meet redemption requests. Such sales could result in a loss to the Trust. The redemption of a Unit for cash will constitute a taxable event for the Unit Holder under the Code (see "Tax Status of the Trust").

     Computation of Redemption Price per Unit

     The Redemption Price per Unit is determined as of the Evaluation Time on the date any such determination is made. The Redemption Price is each Unit's pro rata share, determined by the Trustee, of the sum of:

          (1) the market value of the Portfolio Securities determined as of the Evaluation Time set forth in the "Summary of Essential Information"; and

          (2) cash on hand in the Trust and dividends receivable on Portfolio Securities, if any, (other than cash deposited by the Sponsor for the purchase of Securities);

less amounts representing (a) accrued taxes and governmental charges payable out of the Trust, (b) the accrued expenses of the Trust, (c) cash held with respect to previously tendered Units or for distribution to Unit Holders of record as of a date prior to the evaluation, and (d) any Reserve Account ("Redemption Price").

     The right of redemption may be suspended and payment of the Redemption Price per Unit postponed for more than seven calendar days following a tender of Units for redemption for any period during which the New York Stock Exchange is closed, other than for weekend and holiday closing, or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the Portfolio Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Neither the Trustee or the Sponsor is liable to any person or in any way for any loss or damage that may result from any such suspension or postponement, provided however that in the case of securities sold to meet redemption requests.

            COMPARISON OF PUBLIC OFFERING PRICE AND REDEMPTION PRICE

     The Public Offering Price of Units (which includes a sales charge) during the initial offering period is determined on the basis of the market value of the Portfolio Securities. The Public Offering Price of Units in the secondary market and the Redemption Price of Units are also determined on the basis of the market value of the Portfolio Securities. On the Date of Deposit, the Public Offering Price (which includes a sales charge) exceeded the Redemption Price by the amount indicated under "Summary of Essential Information." The amount realized by a Unit Holder upon any redemption of Units may be less than the price paid by him for such Units.

                                    SPONSOR

     Five Sigma Investment Partners, L.P., located at Suite 320, One Bala Avenue, Bala Cynwyd, Pennsylvania serves as Sponsor of the Trust and Depositor of the Portfolio Securities comprising the initial investments of the Trust. Five Sigma Investment Partners, L.P. has a net worth of $________, as of __________ __, 1995. Samuel P. Katz is the founder of the Sponsor. Prior to founding the Sponsor, Mr. Katz served as Co-Chief Executive Officer of Public Financial Management, Inc., a municipal and project finance advisory and money management consulting firm. Mr. Katz joined Public Financial Management, Inc. in 1976 and was employed there until 1994. From 1984 to present, Public Financial Management, Inc. was a wholly owned subsidiary of Marine Midland Bank, N.A. Public Financial Management, Inc. advised state and local governments on capital formation through the issuance of both taxable and tax exempt securities. It also managed the investment of the proceeds of the sale of such securities. During Mr. Katz' tenure as Co-CEO, Public Financial Management, Inc. advised its governmental clients in the issuance of more than $60 billion of municipal debt obligations and managed in excess of $8 billion of public funds annually.

Responsibility

     The Trust is not a managed registered investment company. Securities will not be sold by the Trustee to take advantage of ordinary market fluctuations.

     Although the Sponsor and Trustee do not presently intend to dispose of Securities, the Indenture permits the Sponsor to direct the Trustee to dispose of any Security in the Trust for the purpose of redeeming Units tendered for redemption and to dispose of any Shares to pay Trust expenses, subject to conditions set forth in the Indenture.

     The proceeds resulting from the disposition of any Security in the Trust will be distributed as set forth under "Rights of Unit Holder-Distributions" to the extent such proceeds are not utilized for the purpose of redeeming Units or paying Trust expenses.

Resignation

     If at any time the Sponsor shall resign under the Indenture or shall fail to perform or be incapable of performing its duties thereunder or shall become bankrupt or its affairs are taken over by public authorities, the Indenture directs the Trustee to either (1) appoint a successor Sponsor or Sponsors (which may be the Trustee) at rates of compensation deemed reasonable by the Trustee not exceeding amounts prescribed by the Securities and Exchange Commission, or
(2) terminate the Trust. The Trustee will promptly notify Unit Holders of any such action.


                                    TRUSTEE

     The Trustee is Wilmington Trust Company, a Delaware corporation having its principal place of business at Rodney Square North, 1100 North Market Street, Wilmington, DE 19890-0001.

Responsibility

     The Trustee, whose duties are ministerial in nature, has not participated in the selection of the Portfolio Securities. The Trustee shall not be liable for any default, failure or defect in any Security or for any depreciation or loss by reason of any sale of Portfolio Securities, or by reason of the failure of the Sponsor to give directions to the Trustee.

     The Trustee may sell Portfolio Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units tendered for redemption. Amounts received by the Trust upon the sale of any Portfolio Security will be deposited in the Principal Account when received.

     For information relating to the responsibilities of the Trustee under the Indenture, reference is also made to the material set forth under "Rights of Unit Holders" and "Sponsor - Resignation."

Resignation

     By executing an instrument in writing and filing the same with the Sponsor, the Trustee and any successor may resign. In such an event the Sponsor is obligated to appoint a successor trustee as soon as possible. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. Such resignation or removal shall become effective upon the acceptance of appointment by the successor trustee. If upon resignation of a trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee. A successor trustee has the same rights and duties as the original trustee except to the extent, if any, that the Indenture is modified as permitted by its terms.

Limitations on Liability of Sponsor and Trustee

     The Sponsor and the Trustee shall be under no liability to Unit Holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

     The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

     If the Sponsor shall fail to perform any of its duties under the Indenture or become incapable of acting or become bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor (which may be the Trustee) at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the SEC, or (b) terminate the Indenture and liquidate the Trust as provided herein.

                                   EVALUATOR

     The Evaluator is Rodney Square Management Corporation with offices located at 1105 North Market Street, Wilmington, DE 19890-0001.

Limitations on Liability

     The Trustee, Sponsor, Administrator and Unit Holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the

Indenture shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor, Administrator or Unit Holders for errors in judgment. The Evaluator shall, however, be liable for its own misfeasance, bad faith, negligence or reckless disregard of its obligations and duties under the Indenture.

Responsibility

     The Indenture requires the Evaluator to evaluate the Portfolio Securities on the basis of their closing market price on the last business day of June and December in each year, on the day on which any Unit is tendered for redemption and on any other day such evaluation is desired by the Evaluator or is requested by the Sponsor, or Administrator.

Resignation

     The Evaluator may resign or may be removed by the Sponsor, and the Sponsor is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor accepts appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

                                 ADMINISTRATOR

     Rodney Square Management Corporation has entered into an agreement with the Trustee to provide certain administrative services to the Trust. The Administrator will coordinate certain general business activities of the Trust involving third-party service providers, bank financing of the Trust's letter of credit, prepare reports, establish recordkeeping systems with Trustee, coordinate filings with regulatory authorities, facilitate maintenance of a secondary market, provide portfolio trading and clearance for the Trust's underlying securities and facilitate trading and clearance of the Units. The Administrator is obligated to exercise care and diligence and to act in good faith and to use its best efforts in performing services under the Agreement. The Administrator is not liable for any act or omission which does not constitute misfeasance, bad faith or negligence or reckless disregard of its duties under the agreement. Fees payable under the Agreement are the obligation of the Trustee, not the Trust.


                   AMENDMENT AND TERMINATION OF THE INDENTURE

Amendment

     The Indenture may be amended by the Trustee and the Sponsor without the consent of Unit Holders (a) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, (b) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency, and (c) to make such other provisions as shall not adversely affect the interest of the Unit Holders; provided that the Indenture may also be amended by the Sponsor and the Trustee with the consent of Unit Holders evidencing 51% of the Units at the time outstanding for the purposes of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of Unit Holders. In no event shall the Indenture be amended so as to increase the number of Units issuable thereunder except as the result of the additional deposits of Portfolio Securities, to permit the deposit of Portfolio Securities after the Date of Deposit except in accordance with the terms and conditions of the Indenture as initially adopted, to permit any other acquisition of securities or other property by the Trustee either in addition to or in substitution for any of the Portfolio Securities on hand in the Trust or to permit the Trustee to vary the investment of the Unit Holders or to empower the Trustee to engage in business or to engage in investment activities not specifically authorized in the Indenture as originally adopted; or so as to adversely affect the characterization of the

Trust as a grantor trust for Federal income tax purposes. In the event of any amendment, the Trustee is obligated to promptly notify all Unit Holders of the substance of such amendment.

Termination - In Kind Distribution

     Any Series of the Trust may be terminated at any time by the written consent of the holders of 100% of the Units of that Trust. In no event may the Trust continue beyond the Mandatory Termination Date set forth under "Summary of Essential Information." In the event of termination, written notice thereof will be sent by the Trustee to all Unit Holders.

     Within a reasonable period after termination, the Trustee will liquidate the remaining Berkshire shares as the Trustee deems necessary to provide for Trust fees and expenses, and as may be necessary to liquidate any fractional shares of Berkshire Hathaway common stock (which may not be distributed in kind), and further, the Trustee will distribute to each Unit Holder (upon surrender for cancellation such Unit Holder's Certificate(s) for Units), such Unit Holder's pro rata share of (i) remaining Portfolio Securities, in kind, to the extent of the fractional portion of Portfolio Securities allowed to be transferred on the transfer book of the Trust and (ii) interest in the balances of other assets of the affected Series specified in the Indenture. The sale of the Portfolio Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time.

Tax Impact of In Kind Distribution Upon Termination

     Under the position taken by the Internal Revenue Service in Revenue Ruling 90-7, a distribution by the Trustee to a Unit Holder (or to such Unit Holder's agent) of such Unit Holder's pro rata share of the Portfolio Securities in kind upon termination of the Trust will not be a taxable event to the Unit Holder. Such Unit Holder's basis for shares so distributed will be equal to such Unit Holder's basis for the same shares (previously represented by such Unit Holder's Units) prior to such distribution and such Unit Holder's holding period for such shares will be the shorter of the period during which he held such Unit Holder's Units and the period for which the Securities were held in the Trust. A Unit Holder will have a taxable gain or loss, which will be a capital gain or loss except in the case of a dealer or a financial institution, when the Unit Holder disposes of such Portfolio Securities in a taxable transfer.

                                 LEGAL OPINIONS

     The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Stradley, Ronon, Stevens & Young, Philadelphia, Pennsylvania, as special counsel for the Sponsor. Richards, Layton & Finger, Wilmington, Delaware will act as counsel for the Trustee and as special Delaware tax counsel for the Trust.

                            INDEPENDENT ACCOUNTANTS

     The Statement of Net Assets and Schedule of Investments of The Affordable Access Trust: Series One included in this Prospectus have been so included in reliance on the report of Coopers & Lybrand LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                                 Index to Terms

                                                                        Page No.

"Berkshire Hathaway Shares"
"Cash Collateral Account"
"Certificates"
"Code"
"Date of Deposit"
"Distributions"
"Early Termination"
"employee"
"Financial Highlights"
"Indenture"
"Independent Accountants"
"Mandatory Termination Date"
"Portfolio Securities"
"Public Offering Price"
"Public Distribution"
"Redemption Price

                                                                        Page No.
"Schedule of Portfolio Securities"
"Schedule of Investments"
"Secondary Market"
"Shareholder and Fund Expenses"
"Sponsor"
"Trust"
"Trustee"
"Underwriter"
"Unit Holders"
"Units"

--------------------------------------------------------------------------------

     No Person is authorized to give any information or to make any representations with respect to this investment company not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

--------------------------------------------------------------------------------


                 THE AFFORDABLE ACCESS TRUSTSM
                           Series One
                       Table of Contents
                                                           Page
Summary of Essential Information........................
Independent Auditors' Report............................
Statement of Net Assets ................................
Schedule of Investments.................................
Risk Factor.............................................
The Trust...............................................
         Trust Formation................................
         Securities Selection...........................
         Risk of Investment in Units....................
         The Units......................................
Tax Status of the Trust.................................
Retirement Plans........................................
Public Offering of Units................................
         Public Offering Price..........................
         Public Distribution............................
         Secondary Market...............................
         Profit of Sponsor..............................
Expenses and Charges....................................
         Initial Expenses...............................
         Fees...........................................
         Other Charges..................................
Rights of Unit Holders..................................
         Certificates...................................
         Certain Limitations............................
         Distributions..................................
         Reports and Records............................
         Redemption.....................................
Comparison of Public Offering Price and
  Redemption Price .....................................
Sponsor ................................................
         Responsibility.................................
         Resignation....................................
Trustee ................................................
         Responsibility.................................
         Resignation....................................
         Limitations on Liability.......................
Evaluator...............................................
         Limitation on Liability........................
         Responsibility.................................
         Resignation....................................
Administrator...........................................
Amendment and Termination of the Indenture..............
         Amendment......................................
         Termination-In Kind Distribution...............
         Tax Impact of In Kind Distribution upon
          Termination ..................................
Legal Opinions..........................................
Independent Accountants.................................



                            Trustee

   PART II. ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS


UNDERTAKING TO FILE REPORTS

Item A --  Subject to the terms and conditions of Section 15(d) of the
           Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

CONTENTS OF REGISTRATION STATEMENT

Item B --  Bonding Arrangement

           [                ]

Item C --  Contents of Registration Statement

           This Registration Statement on form S-6 comprises the following papers and documents:

           The cross-reference sheet.

           The Prospectus consisting of ___ pages.

           Signatures.

           Written consents of the following persons:

           Stradley, Ronon, Stevens & Young (included in Exhibit 2).

           Independent Accountants

           The following Exhibits (1(A), 1(B) and 1(C) correspond in sequence to Registrant's Form N-8B-2 Exhibits):

*1(A)(1)   Trust Indenture and Agreement and Reference Trust Agreement.

1(A)(2)    Not applicable.

*1(A)(3)   Distributing contracts.

1(A)(4)    Not applicable.

*1(A)(5)   Specimen Security included in Exhibit 1(A)(1)

1(A)(6)    Certificate of Limited Partnership of Five Sigma Investment
           Partners, L.P.

1(A)(7)    Not applicable.

1(A)(8)    Not applicable.

1(A)(9)    Not applicable.

1(A)(10)   Not applicable.

1(B)       Not applicable.

1(C)       Not applicable.

*2 Opinion of counsel as to the legality of the securities being registered.

*3         Financial Statements.

4          Not applicable.

5          Not applicable.

6 Information as to Officers and Directors of the Underwriter is incorporated by reference to Schedules A and D of Form BD filed by the Underwriter pursuant to Rules 15b-1 and 15b3-1 under the Securities Exchange Act of 1934 (1934 Act File No. 8-37006).

7          Not Applicable.

*8 Broker's Blanket policies, Standard Form No. 14 in the aggregate amount of $ ______________.

9          Not Applicable.

*10        Consent of Independent Accountants.

*11        Powers of Attorney executed by General Partner of the Sponsor.

-------------------------

*   To be filed by Amendment

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant, THE AFFORDABLE ACCESS TRUST: Series One has duly caused this Registration Statement to be signed on its behalf by the undesigned thereunto duly authorized, in the city of Bala Cynwyd, and Commonwealth of Pennsylvania on the 16th day of November, 1995.

                                            THE AFFORDABLE ACCESS TRUST
                                                   (Registrant)





                                        By: FIVE SIGMA INVESTMENT PARTNERS, L.P.
                                            (Sponsor/Depositor)




                                        By: Rexford Investment Advisors, L.P.,
                                            general partner of Sponsor

                                             By: STF Advisors, Inc.,
                                                 general partner


                                             By: /s/ Samuel P. Katz
                                                 Samuel P. Katz,
                                                 President


                                        By: Ford Ventures, Inc.,
                                            general partner of Sponsor


                                             By: /s/ Michael F. Ford
                                                 Michael F. Ford
                                                 President

                                 EXHIBIT INDEX




Exhibit No.       Exhibit                                               Page No.

1(A)(6)           Certificate of Limited Partnership
                  of Five Sigma Investment Investment Partners, L.P.






134012.3